VALMIE RESOURCES, INC.

9190 Double diamond Parkway,

Reno, Nevada, 89521

July 27, 2012

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Reynolds:

Re:      Valmie Resources, Inc.

Registration Statement on Form S-1

            Amendment No 1.  Filed July 9, 2012
            File No. 333-180424

Please accept this letter as Valmie Resources, Inc. official response to your comment letter dated July 24, 2012.

Form S-1, filed March 29, 2012

General

1.      It appears you have not provided the disclosure on the cover page of your prospectus requested in prior comment 1 regarding your status as an emerging growth company; therefore, to that extent we reissue the comment.

ANSWER:  We have included disclosures on the cover page.

Risk Factors, page 6

We are reliant on our sole officer and Director, page 10

2.      We note your response to prior comment 5 that your company is not presently using any consultants in its exploration activities.  We also note your statement in this risk factor that “the Company will continue to be highly dependent on the continued services of its executive officer and a limited number of other senior technical consultants.”  Please revise identify the other senior technical consultants that the company is currently dependent upon.

ANSWER:  We have rewritten this risk factor to state that once our company is fully-operational, we will be highly dependent on the services of other consultants to assist with our exploration plans.

Capital and Liquidity, page 38

3.      Please revise to clarify whether the company’s President and sole Director is legally obligated to loan funds to the company to keep the company liquid.

ANSWER:  We have revised to clarify that the President is not legally obligated to loan funds to the company to keep it liquid.

Directors, Executive Officers, Promoters and Control Persons, page 42

4.      We note you updated disclosure as of May 31, 2012.  Please provide your disclosure throughout your prospectus as of the most recent date practicable.

ANSWER:  We have updated our disclosures throughout.

Certain Relationships and Related Transactions, page 43

5.      Refer to prior comment 32.  It is unclear how you concluded that you had no relationship with any person who took the initiative in founding and organizing your business.  Please tell us who organized your business and how you concluded that they were not a promoter within the meaning of Rule 405 under the Securities Act.

ANSWER:  We have revised to state that Mr. Baessato is the only "promoter" of our company, as defined by the Rule 405 of the Securities Act

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-10

6.      Please revise to provide and audit report that opines on your financial statements as of and for the year ended November 30, 2011.  In addition, please remove the letter that is currently provided in lieu of such audit report

ANSWER:  We have revised to include the audit report that opines on our financial statements as of and for the year ended November 30, 2011, and have also removed the letter that is currently provided in lieu of such audit report

Please contact me if you have any further questions.

Sincerely,

Valmie Resources, Inc.

Per:  /s/ Mauro Baessato

Mauro Baessato

President & C.E.O.